UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)

RED HAT, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

756577102 (CUSIP Number)

DECEMBER 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 756577102	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Nancy Young
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

504,000
6. SHARED VOTING POWER

504,000
7. SOLE DISPOSITIVE POWER

504,000
8. SHARED DISPOSITIVE POWER

504,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,008,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%
12.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 756577102	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Red Hat, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1801 Varsity Drive Raleigh, North Carolina 27606-2072

Item 2	(a).	Name of Person Filing:

Nancy Young

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

860 Aviation Parkway, Suite 300 Morrisville, North Carolina 27560

Item 2	(c).	Citizenship:

Canada

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

756577102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 756577102	13G	Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned: 1,008,000

Shares beneficially owned includes 504,000 shares held of record by Robert F. Young, Mrs. Young’s husband. Mrs. Young disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein, and this statement shall not be deemed an admission that Mrs. Young is the beneficial owner of these shares for any purpose.

(b) Percent of Class: 0.5%

The foregoing percentages are calculated based on 192,174,875 shares of Common Stock reported to be outstanding as of December 31, 2006 in the issuer’s Quarterly Report on Form 10-Q filed on January 9, 2007.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 504,000

(ii) shared power to vote or to direct the vote: 504,000

(iii) sole power to dispose or to direct the disposition of: 504,000

(iv) shared power to dispose or to direct the disposition of: 504,000

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 756577102	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2006

Signature:	/s/ Nancy Young
Nancy Young